U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of January 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release, dated January 30, 2004, relating to the announcement of revision of the forecast for the fourth quarter consolidated results of fiscal year ended December 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	January 30, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Revision of Forecast of Consolidated Financial Results (U.S. GAAP) for the Fourth Quarter of Fiscal Year Ended December 31, 2003

Tokyo, Japan – January 30, 2004 – Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the forecast of financial results (U.S. GAAP) for the fourth quarter of the fiscal year ended December 31, 2003, previously announced on October 21, 2003, is revised as set forth below.

1.	Revision of forecast of financial results for the fourth quarter of FY2003

(October 1, 2003 to December 31, 2003)

(in millions of yen)

	Net Sales	Operating Income	Net Income
Forecast previously published (A)	12,800	4,300	2,450
Revision made (B)	13,390	5,251	3,607
Amount of increase (B – A)	590	951	1,157
Ratio of increase or decrease	+ 4.6%	+ 22.1%	+ 47.2%

<Note> Forecast of annual results reflected by above revisions

	(in millions of yen)

	Net Sales	Operating Income	Net Income
From January 1, 2003 to December 31, 2003	48,088	15,153	9,250

2.	Reason for Revision

We have decided to revise our forecasts because net income is expected to deviate by more than 30% from the previous forecast, due to the fact that net sales may be higher than the previous forecast, and that income taxes were adjusted in this fourth quarter due to an increase of deferred tax assets of our some subsidiaries which we expect to become profitable and due to certain tax reduction policies.

We will disclose further details when we announce our financial results for the year and quarter ended December 31, 2003, which is scheduled for February 4, 2004.

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems;

•	Timing of new product introductions and lack of market acceptance for our new products;

•	The level of continuing demand for, and timing of sales of, our existing products;

•	Rapid technological change within the anti-virus software industry;

•	Changes in customer needs for anti-virus software;

•	Existing products and new product introductions by our competitors and the pricing of those products;

•	Declining prices for our products and services;

•	The effect of future acquisitions on our financial condition and results of operations;

•	The effect of adverse economic trends on our principal markets;

•	The effect of foreign exchange fluctuations on our results of operations;

•	An increase in the incidence of product returns;

•	The potential lack of attractive investment targets; and

•	Difficulties in successfully executing our investment strategy.

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp